CUSIP No. 695113 10 0	13D	Page 1 of 7 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

AMENDMENT NO. 2
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

PACIFICHEALTH LABORATORIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695113 10 0

(CUSIP Number)

James Cavanaugh Hormel Health Labs, LLC 1 Hormel Place Austin, MN 55912 Tel: (507) 437-5220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

CUSIP No. 695113 10 0	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hormel Health Labs, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	SOLE VOTING POWER 909,091
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 909,091
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,091
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 695113 10 0	13D	Page 3 of 7 Pages

Item 1.   Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0025 per share, of PacificHealth Laboratories, Inc. (“PacificHealth”). The name of the issuer is PacificHealth Laboratories, Inc. and its principal executive offices are at 100 Matawan Road, Suite 420, Matawan, NJ 07747.

Item 2.   Identity and Background.

Hormel Health Labs, LLC is a limited liability company organized under the laws of the State of Delaware with its principal offices located at 1 Hormel Place, Austin, MN 55912. It is the indirect, wholly-owned subsidiary of Hormel Foods Corporation. Hormel Health Labs, LLC is engaged in the manufacturing, distribution and sale of nutritional products to the health care industry. Hormel Foods Corporation is a corporation organized under the laws of the State of Delaware with its principal offices located at 1 Hormel Place, Austin, MN 55912. Hormel Foods Corporation is primarily engaged in the production of a variety of meat and food products and the marketing of those products throughout the United States.

During the last five years, neither Hormel Health Labs nor Hormel Foods Corporation has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Hormel Health Labs or Hormel Foods Corporation are set forth in Annex A hereto and are incorporated herein by reference. During the last five years, none of the individuals identified on Annex A have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Hormel Health Labs became the beneficial owner of 909,091 shares of common shares of PacificHealth on January 31, 2005 by subscribing for 90,909 Series A Convertible Preferred Stock for an aggregate purchase price of $1,000,000 pursuant to the Stock Purchase Agreement between Hormel Health Labs and PacificHealth dated January 28, 2005. Each share of Series A Convertible Preferred Stock was convertible at the holder’s option into ten shares of common stock of PacificHealth, subject to adjustment. On June 23, 2006, Hormel Health Labs converted all of the Preferred Stock into 909,091 shares of Common Stock.

On August 24, 2005, PacificHealth entered into a Securities Purchase Agreement with Hormel Health Labs pursuant to which, Hormel Health Labs loaned PacificHealth the principal amount of $500,000 in exchange for PacificHealth’s Secured Convertible Promissory Note, which amount accrued interest at a rate of 8% per annum (the “Note“). The Note was secured by a subordinated lien on and security interest in the assets of PacificHealth pursuant to the terms of a Security Agreement between PacificHealth and Hormel Health Labs, dated August 25, 2005. On February 22, 2006, the Note was repaid and the Security Agreement terminated.

The funds used in the acquisition of Series A Convertible Preferred Stock came from Hormel Health Labs’ working capital.

Item 4.   Purpose of Transaction.

Hormel Health Labs purchased the securities covered by this statement in order to acquire an interest in PacificHealth for investment purposes. Hormel Health Labs intends to review continuously its position in PacificHealth. Depending on further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Hormel Health Labs may (i) retain or dispose of all or a portion of the common stock owned by it, subject to any applicable legal and contractual restrictions on its ability to do so in privately negotiated transactions, open market sales or otherwise, or (ii) acquire additional shares of PacificHealth’s capital stock or formulate other purposes, plans or proposals deemed advisable.

Pursuant to the terms of the Stock Purchase Agreement and subject to applicable laws and regulations, Hormel Health Labs has the right to designate one director for appointment to the Board of Directors of PacificHealth. Hormel Health Labs designated Gary Jamison for appointment. Mr. Jamison was appointed to the board in December 2005.

CUSIP No. 695113 10 0	13D	Page 4 of 7 Pages

Except as set forth in this Item 4 (including the matters described in Item 6 which are incorporated in this Item 4 by reference), Hormel Health Labs has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

As discussed in Item 4, Hormel Health Labs became the beneficial owner of 909,091 shares of common stock of PacificHealth on January 31, 2005 by subscribing for 90,909 shares of its Series A Convertible Preferred Stock pursuant to the Stock Purchase Agreement described in Item 6. The Series A Convertible Preferred Stock was converted into 909,091 shares of common stock on June 23, 2006.

To the best of Hormel Health Labs’ knowledge, none of Hormel Foods Corporation or any individual listed on Annex A own any securities of PacificHealth nor have any such persons effected transactions in the class of securities reported during the past sixty (60) days. Other than as described herein, Hormel Health Labs has not effected transactions in the class of securities reported during the past sixty (60) days.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 31, 2005, PacificHealth issued and sold 90,909 shares of its Series A Convertible Preferred Stock to Hormel Health Labs for an aggregate purchase price of $1,000,000, or $11.00 per share. Each share of the Series A Preferred Stock was convertible at any time into 10 shares of common stock of PacificHealth, subject to adjustment. Additional terms of the Series A Convertible Preferred Stock are described in the Form 8-K filed by PacificHealth on January 28, 2005. The Series A Convertible Preferred Stock was converted into 909,091 shares of common stock on June 23, 2006.

In connection with the Stock Purchase Agreement, PacificHealth and Hormel Health Labs entered into an Investors’ Rights Agreement on the same date. Under the Investors Rights Agreement PacificHealth has agreed, upon request by the holders of the Series A Preferred Stock, and subject to customary terms and conditions, to file a registration statement with the SEC registering for resale the shares of common stock issuable upon conversion of the Series A Preferred Stock. Under this Agreement, PacificHealth has also agreed to include the common stock issuable upon conversion of the Series A Convertible Preferred Stock in any other registration statement PacificHealth may file with the SEC. The Investors’ Rights Agreement prohibits PacificHealth from granting registration rights superior to those under the Investors Rights Agreement.

Under the Investors’ Rights Agreement, the Series A Preferred holders are also granted a right to participate on a pro rata basis in future sales of equity securities (or securities exercisable for or convertible into equity securities).

PacificHealth and Hormel Health Labs amended and restated the Investor Rights Agreement, originally entered into between the parties on January 28, 2005 (the “Amended Rights Agreement”) to include the shares of Common Stock issuable upon conversion of the Note which was subsequently repaid. Under the Amended Rights Agreement, PacificHealth has agreed, (i) upon request by the holders of 33% of the Common Stock issuable or issued upon conversion of PacificHealth’s Series A Preferred Stock or other convertible securities (the “Registrable Securities”), and (ii) provided that the anticipated aggregate offering price, net of underwriting discounts and commissions would equal or exceed $1,000,000 and (iii) subject to customary terms and conditions, to file a registration statement with the Securities and Exchange Commission registering for resale the Registrable Securities. PacificHealth has also agreed, upon request by the holders of 17% of the Registrable Securities, and subject to customary terms and conditions, to effect a registration on Form S-3 of the Registrable Securities. Under the Amended Rights Agreement, the holders of the Registrable Securities are also granted a right to participate on a pro rata basis in future sales of equity securities (or securities exercisable for or convertible into equity securities).

As long as at least 50% of the original shares of Series A Convertible Preferred Stock remained outstanding, the holders had the right to designate an individual to be nominated to PacificHealth’s board, provided that such designee would be considered an independent director. Hormel designated Gary Jamison for appointment. Mr. Jamison was appointed to the board in December 2005. Hormel no longer has the right to designate a director.

Also in connection with this transaction, PacificHealth, Hormel Health Labs and Dr. Robert Portman, PacificHealth’s Chairman and Chief Scientific Officer, entered into a Right of First Refusal and Co-Sale Agreement on January 28, 2005. Under this agreement, PacificHealth and Hormel Health Labs have the right of first refusal to purchase shares of PacificHealth common stock Dr. Portman wishes to sell, at the price and terms offered by a third party. In addition, if the right of first refusal is not exercised in connection with any sale by Dr. Portman, Hormel Health Labs will have the right to require a portion of its shares to be included with Dr. Portman’s sale to a third party. Certain sales by Dr. Portman will be exempt from these restrictions, including public sales by Dr. Portman pursuant to Rule 144.

CUSIP No. 695113 10 0	13D	Page 5 of 7 Pages

On January 28, 2005, PacificHealth entered into an Exclusive Custom Manufacturing Agreement (the “Manufacturing Agreement”) with an affiliate of Hormel Health Labs which was amended in connection with the Securities Purchase Agreement. The Manufacturing Agreement provides for the exclusive manufacturing and processor of PacificHealth’s powdered sports drinks at fixed prices. The initial term of the Manufacturing Agreement was one year, and was extended to two years pursuant to the amendment.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED as of June 27, 2006.

/s/ James W. Cavanaugh Name: James W. Cavanaugh Title: Senior Vice President and General Counsel

CUSIP No. 695113 10 0	13D	Page 6 of 7 Pages

Annex A

Directors and Executive Officers of Hormel Foods Corporation and Hormel Health Labs, LLC.

The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Hormel Foods Corporation and Hormel Health Labs, LLC are set forth below. Unless otherwise indicated, each person’s business address is 1 Hormel Place, Austin, MN 55912. Each such director and executive officer is a citizen of the United States.

Hormel Health Labs, LLC - Executive Officers and Directors

Name and Business Address, if different from specified above	Position and Present Occupation	Principal Business and address of corporation (if other than Hormel) Health Labs) in which employment is conducted

Robert A. Tegt	Chairman of the Board of Managers
Walter C. Lehneis	Board Member and President	3000 Tremont Rd, Savannah, GA 31405
James N. Sheehan	Board Member and Vice President
Steven G. Binder	Board Member and Vice President
Gary L. Jamison	Board Member, Vice President and Treasurer
Lori J. Marco	Board Member and Secretary

Hormel Foods Corporation – Executive Officers and Directors

Name	Position and Present Occupation	Address of corporation (if other than Hormel Foods Corporation) in which employment is conducted

Joel W. Johnson	Chairman of the Board

John W. Allen, Ph.D	Director of Hormel Foods Corporation	1450 Glencoe
	Professor Emeritus, Food Marketing,	Winter Park, FL 32789
Partnership for Food Industry Development
– Fruits and Vegetables, Michigan State
University, an educational institution

John R. Block	Director of Hormel Foods Corporation	Olsson, Frank and Weeda, PC
	Senior Policy Advisor for Olsson, Frank	1400 Sixteenth St. NW #400
	and Weeda, PC	Washington, DC 20036

E. Peter Gillette, Jr	Director of Hormel Foods Corporation	1400 U.S. Trust Bldg.
	Senior Advisor to U.S. Trust Company, a	730 S. Second Avenue
	trust and investment management company	Minneapolis, MN 55402

Luella G. Goldberg	Director of Hormel Foods Corporation	7019 Tupa Drive
	Trustee, University of Minnesota	Minneapolis, MN 55439
Foundation. Member, Board of Overseers,
Carlson School of Management, an education
institution, Trustee and Chair Emerita,
Wellesley College, an educational
institution

Susan I. Marvin	Director of Hormel Foods Corporation	Marvin Windows and Doors
	President, Marvin Windows and Doors, a	P.O. Box 100
	window and door manufacturer	Warroad, MN 56763

John L. Morrison	Director of Hormel Foods Corporation	Goldner Hawn Johnson & Morrison
	Managing Director, Goldner Hawn Johnson &	Incorporated
	Morrison Incorporated, a private equity	3700 Wells Fargo Center
	investment firm	Minneapolis, MN 55402

Dakota A. Pippins	Director of Hormel Foods Corporation	435 Convent Ave. #4
	President and Chief Executive Officer,	New York, NY 10031
Pippins Strategies, LLC, marketing
consultant

CUSIP No. 695113 10 0	13D	Page 7 of 7 Pages

Name	Position and Present Occupation	Address of corporation (if other than Hormel Foods Corporation) in which employment is conducted

John G. Turner	Director of Hormel Foods Corporation	Hillcrest Capital Partners
	Chairman, Hillcrest Capital Partners, a	225 S. Sixth Street #2660
	financial services organization	Minneapolis, MN 55402
Robert R. Waller, M.D	Director of Hormel Foods Corporation	199 Greenbriar Dr.
	President Emeritus, Mayo Foundation, a	Memphis, TN 38117
medical research foundation

Jeffrey M. Ettinger	President and Chief Executive Officer and Director

Michael J. McCoy	Executive Vice President and Chief
Financial Officer and Director

Gary J. Ray	Executive Vice President and Director

Steven G. Binder	Group Vice President

Richard A. Bross	Group Vice President / President of Hormel
Foods International Corporation

Ronald W. Fielding	Group Vice President

Michael D. Tolbert	Group Vice President / President and Chief	Jennie-O Turkey Store, Inc.
	Executive Officer of Jennie-O Turkey	2505 Willmar Ave. SW
	Store, Inc.	Willmar, MN 56201

Larry L. Vorpahl	Group Vice President

William F. Snyder	Senior Vice President

James W. Cavanaugh	Senior Vice President, General Counsel and
Corporate Secretary

D. Scott Aakre	Vice President

Julie H. Craven	Vice President

Thomas R. Day	Vice President

Bryan D. Farnsworth	Vice President

Jody H. Feragen	Vice President and Treasurer

Dennis B. Goettsch	Vice President

Daniel A. Hartzog	Vice President

David P. Juhlke	Vice President

Phillip L. Minerich	Vice President

Kurt F. Mueller	Vice President

Larry J. Pfeil	Vice President

Douglas R. Reetz	Vice President

Bruce R. Schweitzer	Vice President

James N. Sheehan	Vice President and Controller

James M. Splinter	Vice President

Joseph C. Swedberg	Vice President

Robert A. Tegt	Vice President